

August 3, 2012

<u>Via Facsimile</u>
Mr. Stephen P. Bishop
SeaCube Container Leasing Ltd.
1 Maynard Drive
Park Ridge, New Jersey 07656

>   **Re:**   **SeaCube Container Leasing Ltd.**
>   **Form 10-K for the Year Ended December 31, 2011**
>   **Filed March 2, 2012**
>   **Form 10-Q for the Period Ended March 31, 2012**
>   **Filed May 8, 2012**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 12, 2012**
>   **Response dated July 27, 2012**
>   **File No. 1-34931**

Dear Mr. Bishop:

We have reviewed your response letter dated July 27, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>Financial Statements</u>

<u>Note 7. Income Taxes, page F-23</u>

1. We note your response to comment 10 in our letter dated July 10, 2012. Your response and proposed disclosures indicate that you do not have any significant earnings which are subject to low tax rates in any country. Please disclose the earnings (loss) from continuing operations for each country with significant earnings which are not subject to any income tax. We believe that this disclosure is consistent with the objectives of Item 303(a)(3)(i) of

Regulation S-K. Please show us in your supplemental response what the revisions will look like in future filings.

Form 10-Q for the Period Ended March 31, 2012

General

2. Please address the above comments in your interim filings as well, as applicable.

You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence, Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief